June 7, 2000

Via Electronic Filing
---------------------

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:    Merrill Lynch Insured Equity Funds, Inc.
                         (File No. 333-00895)
                         ----------------------------------------

Dear Mr. Ganley:

     We hereby request withdrawal of the Registration Statement of Global Income Strategies Fund, Inc. (the "Fund") pursuant to Rule 477 under the Securities Act of 1933, as amended, on Form N-1A. The Registration Statement was originally filed on February 13, 1996 and has never been declared effective. The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund.

     The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

     Any questions or comments regarding this filing should be directed to Susan Mattisinko at (212) 839-5428 or Ellen W. Harris at (212) 839-5583, both at the law firm of Brown & Wood LLP.

                                                   Very truly yours,

                                                   /s/ Ira P. Shapiro

                                                   Ira P. Shapiro
                                                   Treasurer and Director


cc:  Susan Mattisinko
     Brown & Wood LLP